UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-32525

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

55 Ameriprise Financial Center

Minneapolis, MN  55474

Ameriprise Financial 401(k) Plan

Form 11-K

For the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006 and for the period October 1, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 and for the period October 1, 2005 (date of inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and delinquent deposits of participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 27, 2007

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
Assets
Investments:
Investments at fair value:
Mutual funds	$273,756,931	$295,077,176
Collective investment funds	208,287,184	118,080,569
Ameriprise Financial Stock Fund	60,632,795	32,602,348
American Express Company Stock Fund	156,771,878	171,796,924
Self-Managed Brokerage Account	87,631,820	56,474,077
Income Fund:
Investment contracts	80,028,195	76,478,424
Other income fund investments	7,218,879	10,870,489
Participant loans	18,805,370	18,396,644
Total investments at fair value	893,133,052	779,776,651
Adjust investment contracts to contract value	728,979	757,227
Total investments	893,862,031	780,533,878

Receivables:
Investment income	16,705	15,618
Proceeds from sale of investments	—	1,748,614
Employer contributions	20,397,060	21,699,877
Total assets	914,275,796	803,997,987

Liabilities
Payable for securities purchased	804,219	366,421

Net assets available for benefits	$913,471,577	$803,631,566

See notes to financial statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2006	Period October 1, 2005 through December 31, 2005
Contributions:
Employer	$32,977,736	$21,705,873
Participant	39,788,549	8,792,814
Participant rollovers or transfers	4,551,644	175,612
Total contributions	77,317,929	30,674,299

Investment income:
Interest and dividends	31,524,192	25,392,214
Interest on participant loans	1,071,661	223,229
Net realized/unrealized appreciation (depreciation):
Mutual funds	15,664,730	(9,467,904)
Collective investment funds	26,167,980	6,299,189
Ameriprise Financial Stock Fund	13,146,641	6,098,107
American Express Company Stock Fund	26,243,057	12,114,139
Self-Managed Brokerage Account	4,689,817	1,005,786
Income Fund	300,117	73,628
Total net realized/unrealized appreciation	86,212,342	16,122,945
Total investment income	118,808,195	41,738,388

Total contributions and investment income	196,126,124	72,412,687

Withdrawal payments	(86,286,113)	(11,658,627)

Transfer from American Express Incentive Savings Plan	—	742,877,506

Net increase in net assets available for benefits	109,840,011	803,631,566

Net assets available for benefits at beginning of period	803,631,566	—

Net assets available for benefits at end of period	$913,471,577	$803,631,566

See notes to financial statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan upon date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration

Ameriprise Trust Company (“ATC”), a wholly-owned subsidiary of Ameriprise Financial, Inc., was the trustee and recordkeeper of the Plan as of December 31, 2006. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan and directs the manner in which investment options unique to the Plan are invested. Members of the EBAC and members of the 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Expenses

Currently, all administrative expenses incurred with regard to the Plan are borne by the Company. Expenses related to the Plan’s investments, such as brokerage commissions, fees, stock transfer taxes and other charges are generally paid out of the applicable investment fund. The participant pays fees and expenses of the Self-Managed Brokerage Account (“SMBA”).

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Participants may contribute each pay period before-tax, after-tax (up to 10% of base salary), or a combination of both, not to exceed 80% of their base salary to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $15,000 for employees under age 50 and $20,000 for employees over age 50 for 2006. The Plan complied with nondiscrimination requirements under the Code for 2006.

Company Matching Contributions

Upon completion of one year of service, the Company matches participants’ before-tax contributions quarterly on a dollar for dollar basis up to 3% of base salary. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions. Total Company Matching Contributions for the plan year ended December 31, 2006 and the three month period ended December 31, 2005 were $11,876,911 and $2,823,097, respectively.

Profit Sharing Contributions

Upon completion of one year of service, additional Company contributions of 0-7% of the participants’ base salary may be made annually at the Company’s discretion based, in part, on the Company’s performance. Participants must be employed on the last working day of the plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Contributions to eligible employees are made regardless of whether the employee contributes to the Plan. Profit Sharing Contributions were 4.5% of eligible base salary earned in both 2006 and 2005. Total Profit Sharing Contributions for 2006 and 2005 were $16,664,502 and $17,828,392, respectively.

Company Stock Contributions

Upon completion of one year of service, the Company contributes 1% of base salary quarterly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the Ameriprise Financial, Inc. Stock Fund. However, participants are allowed to immediately transfer their balance among the other investment options. A participant must be employed by the Company on the last working day of the quarter to receive Company Stock Contributions. Total Company Stock Contributions for the plan year ended December 31, 2006 and the three month period ended December 31, 2005 were $4,436,323 and $1,054,384, respectively.

Limit on Contributions

For purposes of the Plan, base salary is a participant’s regular cash compensation up to $220,000 in 2006 before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

Rollover Contributions

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

Transfer of Account Balances

Participants’ account balances may be transferred among the Plan’s investment options upon instructions from the participant.

Vesting

Participants are immediately vested in their before-tax and after-tax contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, and income and appreciation on the foregoing. Profit Sharing Contributions, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining the Plan’s normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures for the plan year ended December 31, 2006 and the three month period ended December 31, 2005 were $1,698,350 and $238,793, respectively.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of Ameriprise Financial, Inc. common shares, American Express Company common shares, mutual funds shares held under the Self-Managed Brokerage Account, or a combination of cash and shares. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Loan Program

The EBAC has the power to establish, interpret and administer a uniform and nondiscriminatory loan program which the trustee must observe in making loans, if any, to active participants and other parties in interest. Such individuals shall be eligible for loans pursuant to such uniform and nondiscriminatory loan program. Such loan program shall be evidenced by a written document separate from the Plan and Trust.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range from up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the third Monday of the month preceding the loan request. Principal and interest are paid ratably through weekly, bi-weekly or monthly payroll deductions, with a minimum deduction of $10. A loan will become immediately due and payable upon the applicant’s retirement, termination of employment, total and permanent disability or death. A loan will be considered in default if payments are not received by the Plan within ninety (90) days following the date payment is due under the note. Loans not repaid within that timeframe will be reported as taxable distributions.

2. Significant Accounting Policies

Valuation of Investments

Investments in mutual funds (including those held in SMBAs) and collective investment funds are valued at the closing net asset values of the funds on the last business day of the plan year. Investments in Ameriprise Financial, Inc. and American Express Company common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the plan year. The income fund primarily consists of investment contracts, which are fully benefit-responsive. Investment contracts are carried at contract value, which represents the face amount of the contract plus interest at the contract rate. Defined contribution pension plans are required to also report the fair value of investment contracts; therefore, a reconciliation is presented on the Statements of Net Assets Available for Benefits between the fair value and contract value. Participant loan accounts are valued at cost, which approximates fair value.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Other

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

3. Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents the face amount of the contract plus accrued interest at the contract rate.

4. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SMBA.

Investment Options

A summary of investment options at December 31, 2006 is set forth below:

Mutual Funds – The “RiverSourceSM Funds” – the RiverSourceSM Diversified Bond Fund, RiverSourceSM Balanced Fund, RiverSourceSM Retirement Plus 2010 Fund, RiverSourceSM Retirement Plus 2015 Fund, RiverSourceSM Retirement Plus 2020 Fund, RiverSourceSM Retirement Plus 2025 Fund, RiverSourceSM Retirement Plus 2030 Fund, RiverSourceSM Retirement Plus 2035 Fund, RiverSourceSM Retirement Plus 2040 Fund and RiverSourceSM Retirement Plus 2045 Fund, RiverSourceSM Mid Cap Value Fund, RiverSourceSM Diversified Equity Income Fund, RiverSourceSM Disciplined Equity Fund, – are mutual funds offered to the general public. Each of the RiverSourceSM Funds is managed by RiverSourceSM Investments, LLC a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research.

Collective Investment Funds – The RiverSourceSM Trust Small Cap Equity Index Fund I, and RiverSourceSM Trust Equity Index Fund III are collective funds, managed by ATC. Wellington Trust Mid Cap Growth and Wellington Trust Large Cap Growth are managed by Wellington Management Company LLP. AllianceBernstein International Fund is managed by AllianceBernstein LP.

Ameriprise Financial Stock Fund – Is considered to be an Employee Stock Ownership Plan (“ESOP”). The Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

American Express Company Stock Fund – Invested primarily in American Express Company common stock, and in cash or short-term cash equivalents. Amounts held could be sold at any time, but the fund could not receive additional contributions. In April 2007, Plan participants with balances in the American Express Company Stock Fund had the option of transferring their shares in-kind to a SMBA or transferring the balance to other investment options within the Plan.

Self-Managed Brokerage Account (Mutual Funds only) – The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

Income Fund – Invests primarily in various investment contracts, directly or indirectly, offered by the U.S. Government, insurance companies or other financial institutions. See Note 5 for a more comprehensive discussion of investment contracts. ATC acts as investment manager for the Income Fund. The fund also invests in the RiverSourceSM Trust Money Market Fund I (which invests primarily in short-term debt instruments), the RiverSourceSM Government Income Fund (which invests primarily in U.S. Treasury, Agency and mortgage-backed securities) and the RiverSourceSM Trust Stable Capital Fund I (which invests primarily in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields). The goal of these funds is to maximize current income consistent with the preservation of principal.

At December 31, 2006 and 2005, investments with a fair value representing 5% or more of the Plan’s net assets available for benefit were as follows:

Description	Number of Shares	Cost	Fair Value

2006

Common Shares
American Express Company	2,558,011	$122,660,399	$155,194,527
Ameriprise Financial, Inc.	1,080,950	$40,771,518	$58,911,775

Collective Funds
Wellington Trust Fund Mid Cap Growth	4,346,806	$43,595,428	$48,859,029
AllianceBernstein International	6,343,524	$63,520,354	$69,465,169

Mutual Funds
RiverSourceSM Disciplined Equity	19,687,126	$135,184,720	$138,059,774

2005

Common Shares
American Express Company	3,323,701	$159,371,463	$171,037,653

Mutual Funds
RiverSourceSM New Dimensions Fund, Inc.	4,512,272	$102,426,883	$89,433,234
Morgan Stanley Institutional Fund International Equity Portfolio (Class A)	2,483,562	$53,498,110	$50,515,650
RiverSourceSM Mid Cap Growth Fund, Inc.	3,411,447	$46,676,472	$49,534,214
RiverSourceSM Stock Fund, Inc.	2,370,868	$45,578,308	$48,033,778

5. Investment Contracts

Investment contracts are comprised of both an investment and a contractual component. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the Fund, referred to as the Covered Assets. The Fund enters into wrapper agreements (the contractual component) with third-parties, generally insurance companies or banks, to protect the Covered Assets from adverse interest rate movements. Under the agreements, the third-party is obligated to provide sufficient funds to cover participant benefit withdrawals and investment transfers regardless of the market value of the Covered Assets. While the agreements protect the Fund against interest rate risk, the Fund is still exposed to default risk if issuers of Covered Assets default on payment of interest or principle.

The fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. The fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued based on the present value of future fee payments attributable to each wrapper. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts. The fair value of investment contracts at December 31, 2006, and 2005, was estimated to be $80,028,195 and $76,478,424, respectively.

Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers. One possible event would be a request by Ameriprise Financial to terminate or partially terminate the Plan. Another possible event would be a request by ATC to terminate a contract at market value. Neither of these events is probable.

Certain events may allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the Plan or the trust holding the Fund assets, the replacement of the trustee of the Fund without the consent of the wrapper provider, a breach of the contract terms by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.

The crediting rate of an investment contract is the rate at which the Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on investment contracts was 4.84% and 4.22% at December 31, 2006, and 2005, respectively. The average yield on investment contracts was 4.80% and 4.22% for 2006 and 2005, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has applied for a determination letter with the Internal Revenue Service (the “IRS”) on May 8, 2006, stating that the Plan is qualified under Section 401(a) of the Code. As of the date of these financial statements, a determination from the IRS has not been received. However, the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$913,471,577	$803,631,566
Deemed distributions of participant loans	(228,676)	(165,156)
Difference between contract value and fair value of investment contracts	(728,979)	—
Net assets available for benefits per Form 5500	$912,513,922	$803,466,410

9. Subsequent Events

In October 2006 the Company announced changes and additions to the Plan to be effective January 1, 2007. These changes included the addition of a Roth 401(k) feature; more frequent deposits of Company contributions; faster eligibility for Company contributions; revised vesting schedule for future Company contributions; and a new annual discretionary Variable Match Contribution that will replace the Profit Sharing Contribution.

Effective April 1, 2007, the Company changed its Plan trustee and recordkeeper from ATC to Wachovia Bank, National Association.

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULES

Ameriprise Financial 401(k) Plan
Schedule H, Line 4a – Delinquent Deposits of Participant Contributions
Year Ended December 31, 2006

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102 (Line 4a of Schedule H)	$2,217
Less: Amount fully corrected consistent with the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	(2,217)
Delinquent Deposits of Participant Contributions Constituting Non-exempt Prohibited Transactions	$—

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Current Value

Mutual Funds –
RiverSourceSM Diversified Bond Fund*	4,896,660	$23,631,909
RiverSourceSM Balanced Fund*	2,973,388	33,004,545
RiverSourceSM Retirement Plus 2010*	412,420	4,293,293
RiverSourceSM Retirement Plus 2015*	692,671	7,252,073
RiverSourceSM Retirement Plus 2020*	854,577	8,992,285
RiverSourceSM Retirement Plus 2025*	977,341	10,261,852
RiverSourceSM Retirement Plus 2030*	1,062,631	11,151,400
RiverSourceSM Retirement Plus 2035*	821,858	8,555,985
RiverSourceSM Retirement Plus 2040*	591,352	6,214,516
RiverSourceSM Retirement Plus 2045*	357,484	3,756,430
RiverSourceSM Mid Cap Value Fund*	570,426	5,126,600
RiverSourceSM Diversified Equity Income Fund*	784,918	10,005,407
RiverSourceSM Disciplined Equity Fund*	19,687,126	138,059,774
James Small Cap Fund	147,314	3,450,862
Total Mutual Funds		273,756,931

Collective Investment Funds –
RiverSourceSM Trust Small Cap Equity Index Fund I*	2,098,981	42,279,218
RiverSourceSM Trust Equity Index Fund III*	1,142,553	45,554,776
Wellington Trust Mid Cap Growth Portfolio	4,346,806	48,859,029
Wellington Trust Large Cap Growth Portfolio	152,738	2,128,992
AllianceBernstein International	6,343,524	69,465,169
Total Collective Investment Funds		208,287,184

Ameriprise Financial Stock Fund –
RiverSourceSM Trust Money Market Fund I*	1,721,020	1,721,020
Ameriprise Financial, Inc. Common Shares*	1,080,950	58,911,775
Total Ameriprise Financial Stock Fund		60,632,795

American Express Company Stock Fund –
RiverSourceSM Trust Money Market Fund I*	1,577,351	1,577,351
American Express Company Common Shares	2,558,011	155,194,527
Total American Express Company Stock Fund		156,771,878

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value

Self-Managed Brokerage Account		87,631,820

Income Fund –
RiverSourceSM Trust Money Market Fund I*	3,670,773	3,670,773
RiverSourceSM Government Income Fund*	220,834	4,751,451
RiverSourceSM Trust Stable Capital Fund I*	246,771	5,292,315

U.S. Government Obligations:
FNMA 30YR TBA	1,550,000	1,496,234
FNMA 15YR TBA 5.50%	1,000,000	999,688
FNMA TBA 5.5% 1/1/31	2,275,000	2,247,984
FNMA 15YR TBA 6.00%	600,000	608,250
FNMA 30YR TBA 6.00%	2,500,000	2,516,400
FNMA 30YR TBA 6.50%	2,106,000	2,145,488
FGLMC GOLD 30YR TBA	750,000	741,563
FHLMC TBA	1,500,000	1,510,785
FHLMC GOLD #E92454	183,599	180,931
FHLMC GOLD #E97248	172,526	169,998
FHLMC GOLD #E99565	265,961	266,298
FHLMC GOLD #E99595	123,613	123,898
FGOLD 10YR #G12100 5.0% 5/1/16	207,383	204,996
FHLMC GOLD #G12141	977,694	942,787
FHLMC #1G1067	514,429	516,780
FHLMC (NON GOLD) ARM #1G2450	687,585	695,040
FHLMC #1G2496 ARM	221,570	223,495
FHLMC #G10559 GOLD 7.00%	22,728	23,362
FHLMC #G10561 GOLD 7.00%	24,352	25,032
FHLMC #C66537	52,059	53,566
FHLMC #C66594	59,393	61,234
FHLMC 15YR #E00546 5.50%	43,008	43,177
FHLMC GOLD #E00593	50,620	50,807
FHLMC GOLD #B12280	155,369	155,566
FHLMC #2113	2,330	2,329
FED HOME LN BANK 4.625% 1/18/08	390,000	387,839
FHLB 5.25% 2/13/08	720,000	720,379
FHLMC #E20124 GOLD	10,909	11,193
FHLMC 2403-DA	141,894	141,217
FHLMC REF NOTE	255,000	255,327
FHLMC REFERENCE NOTES	262,000	257,563
FHLMC 3.875% 6/15/08	130,000	127,786
FHLMC 4% 8/17/07	930,000	922,874
FHLMC #780514 ARM	131,247	129,315

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value
Income Fund (continued) –
FNMA BENCHMARK 4.5% 10/15/08	1,266,000	1,254,705
FNMA 7/27/07	706,000	699,099
FNMA 10/28/08	813,000	816,432
FNMA #190517	7,072	7,128
FNMA #190888	38,840	39,278
FNMA #250800 7.50%	23,367	24,107
FNMA #252016	29,434	30,385
FNMA 15YR #252260 6.00%	75,538	76,718
FNMA #254187	50,901	50,687
FNMA #254190	9,409	9,459
FNMA #254757	63,595	62,767
FNMA #254774	88,081	88,368
FNMA #255488	244,112	245,071
FNMA #323812 6% 7/1/29	1,329,483	1,343,825
FNMA #357324	645,142	624,278
FNMA #360800	297,732	298,907
FNMA #387357	492,172	500,923
FNMA #387549	441,854	430,463
FNMA #433679	98,743	100,101
FNMA #462236	249,212	251,769
FNMA #462237	299,100	303,808
FNMA #535003	63,770	65,628
FNMA #535219	49,301	51,168
FNMA #535802	72,211	74,304
FNMA #545874	137,805	141,270
FNMA #555432	955,199	945,462
FNMA #555528	533,589	538,459
FNMA #555531	869,104	860,244
FNMA #635227	205,447	211,845
FNMA #635894	46,401	47,673
FNMA #636030	74,235	76,148
FNMA #638210	48,148	49,319
FNMA #640996	63,713	66,226
FNMA #646456	286,416	294,632
FNMA #647989	378,380	389,235
FNMA #648349	201,643	205,016
FNMA #653145	158,505	161,152
FNMA ARM #654285	83,046	83,514
FNMA #659930	835,733	843,359
FNMA #667787	125,648	125,888
FNMA #670891	227,697	226,556

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value
Income Fund (continued) –
FNMA 2002-W10 A3	3,146	3,133
FNMA 2003-W11 A1	5,369	5,396
FNMA #200394	221,501	220,666
FHLMC 2617 HD	188,999	194,734
FNMA 2003-W19-1A6	575,000	568,610
FNMA 2003-133 GB	57,417	60,508
FHLMC_2641	156,894	161,023
FNMA 2004-W3 A15	198,929	197,401
FNMA 2004-60 PA	289,267	289,087
FHLMC 2657 NT	142,197	141,456
FHLMC 2672 NT	237,189	235,870
FHLMC 2662 DB	109,675	109,092
FHLMC 2726 AG	51,115	50,896
FHLMC 2750 DB	317,392	313,870
FHLMC 2770 ON	413,272	396,213
FHLMC 2843-BA	194,854	192,769
FHLMC 2907-AG	236,621	230,538
FHLMC 3154-AN	575,000	564,918
FHMS 2006-K1-A2	573,082	580,418
FNMA #682229 5.5% 3/1/33	701,417	694,411
FNMA #683387	959,806	950,022
FNMA #695838	152,249	152,687
FNMA #699883	949,557	939,878
FNMA #702427	263,544	261,325
FNMA #703937	42,888	42,970
FNMA #704265	979,275	969,293
FNMA #705304	170,595	167,377
FNMA #720399	193,312	193,758
FNMA #720422	123,715	124,013
FEDERAL NATL MTG ASSN GTD MTG PASS	650,968	656,457
FNMA #725090	176,301	170,838
FNMA #725232	997,257	964,676
FNMA #725284	127,647	131,393
FNMA #725425	180,362	178,535
FNMA #725773	933,753	923,742
FNMA #725815	383,504	386,737
FNMA #735057	338,032	326,894
FNMA #740843	117,643	115,930
FNMA #741897	226,653	219,248
FNMA #745563	298,895	295,848
FNMA #745629	588,797	583,309

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value
Income Fund (continued) –
FNMA #745802	703,754	708,519
FNMA #747019	112,245	110,553
FNMA #754297	89,989	87,723
FNMA #759123	135,551	133,979
FNMA #761141	576,484	568,001
FNMA #763578	928,661	935,621
FNMA #764082	201,051	198,290
FNMA #764156	162,206	159,066
FNMA #766731	796,912	770,351
FNMA #780582	204,498	202,165
FNMA ARM #786628	140,557	141,022
FNMA #794787	213,580	211,079
FNMA ARM #799769	158,324	157,225
FNMA ARM #801344	181,098	180,966
FNMA #22092 5.5% 9/1/34	392,790	388,786
FNMA #809534 5.09% 2/01/35	238,876	238,201
FNMA ARM #815264	341,116	340,378
FNMA 10/1 HYBRID ARM 5.1% 8/1/35	471,645	464,052
FNMA ARM #820545	342,963	338,816
FNMA ARM #826908	399,826	393,973
FNMA #844705	516,539	517,345
FNMA #844816	284,557	288,792
FNMA ARM #845070	675,978	672,490
FNMA ARM #847988	553,847	557,021
FNMA ARM #849082	395,132	397,538
FNMA ARM #849170	403,979	406,485
FNMA #865689	483,765	490,571
FNMA #865818	601,847	608,931
FNMA ARM #866097	356,991	363,242
FNMA ARM #872753	191,708	192,884
FNMA #883267	342,183	350,987
FNMA #886054	288,838	298,465
FNMA ARM #886461	186,595	188,966
FNMA ARM #887096	406,236	411,241
FNMA ARM #900197	274,939	276,652
FNMA ARM #901922	248,728	250,438
GNMA II #003920	499,222	504,935
GNMA 2006-32-A	648,684	645,706
GNMA 2006-30-A	865,603	843,996
GNMA 2004-60 A	628,034	615,323
VENDEE 2003-2 D	77,450	76,936

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value
Income Fund (continued) –
U.S. TREASURY BOND 6.25% 8/15/23	343,000	394,798
U.S. TREASURY BOND 6.00% 2/15/26	240,000	272,194
UST INFLATION INDEX 3.375% 1/15/07	2,840,000	3,608,975
U.S. TREASURY NOTE 3.625% 6/30/07	352,000	349,635
U.S. TREASURY NOTE 4.88% 10/31/08	520,000	520,244
U.S. TREASURY NOTE 4.63% 10/31/11	1,240,000	1,235,495
U.S. TREASURY NOTE 4.63% 11/15/16	130,000	129,147
U.S. TREASURY NOTE 4.50% 11/30/11	1,380,000	1,367,710
FHLMC CMO 6.085% 9/25/29	113,802	113,859
FEDERAL HOME LOAN BANK 4.63% 11/21/08	2,640,000	2,620,279
FEDERAL HOME LOAN BANK 4.63% 2/8/08	695,000	690,756
FNMA 2004-W10 A23	324,000	321,691

Accrued Income and Wrappers:
Synthetic Accrued Income		405,323
AIG Wrapper		20,011
Bank of America Wrapper		18,144
IXIS Wrapper		14,190
JP Morgan Chase Wrapper		16,972
Met Life Wrapper		13,150
Monumental II Wrapper		5,401
Monumental V Wrapper		8,314
Pacific Life Wrapper		16,036
Rabobank Wrapper		15,945
RBC I Wrapper		6,946
RBC II Wrapper		8,314
State Street Wrapper		13,458
UBS Wrapper		17,342
Total Income Fund		87,247,074

Loans to Participants*
Various, 4.0% – 9.5%, due 1/07 – 10/36		18,805,370
Less: Deemed distributions		(228,676)
Net participant loans		18,576,694

Assets Held at End of Year per Form 5500		$892,904,376

* Indicates Party-in-interest

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN
	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date: June 27, 2007

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.